BTQ Technologies Joins QuINSA as a Founding Member to
Propel International Quantum Information Standardization

● Founding Membership: BTQ joins QuINSA as a founding member, collaborating with other international quantum technology leaders, including SKT, KT, LGU+, LG Electronics, POSCO, LIG NexOne, IDQ, Jin Infra, SDT, IBM, Qusecure, IQM , SemiQon, Quantum Machines, and AWS, to develop global standards for quantum communication, computing, and sensing.

● International Collaboration: QuINSA facilitates cooperation between experts, analyzes standardization trends, and collaborates with international bodies to promote industrialization and innovation in quantum technologies.

● Strategic Presentations: At the launch event, industry leaders, including BTQ, shared insights into global trends and technological advancements in quantum communication, sensing, and computing.

Vancouver, British Columbia, August 14, 2024, 2024 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce its participation as a founding member of the newly launched Quantum Industrial Standard Association (QuINSA), a Korean-led international information standardization organization dedicated to advancing the quantum information technology industry. The launch ceremony, organized by the Ministry of Science and ICT (MSIT), took place at the Yangjae El Tower in Seoul.

QuINSA's Mission and Objectives

QuINSA has been established to spearhead the development of international standards for emerging quantum technologies, including quantum communication, quantum computing, and quantum sensing. As an industry-led initiative, QuINSA will facilitate collaboration among experts, analyze global standardization trends, identify use cases, and promote the industrialization of quantum technologies. The organization aims to work closely with international standardization bodies to ensure global alignment and foster innovation within the quantum sector.

Global Collaboration and Participation

QuINSA's founding members comprise a diverse group of leading institutions actively involved in the development and commercialization of quantum technologies. Among the notable members are SKT, KT, LGU+, LG Electronics, POSCO, LIG NexOne, IDQ, Jin Infra, and SDT. The organization also welcomes international giants such as IBM, Qusecure, IQM, SemiQon, Quantum Machines, BTQ Technologies, and AWS, with AWS considering joining the initiative.

Insights and Presentations at the Launch Event

The launch event featured insightful presentations by industry leaders and experts. Suvi Sundquist, Head of Asia at Business Finland, shared trends in the European quantum information technology ecosystem, while Seung-Wook Baek, Director of the Quantum National Technology Strategy Centre at KRISS, outlined Korea's policy direction in quantum information technology.

Following the launch ceremony, BTQ Technologies, IBM, and IQM presented global quantum computing technology trends, focusing on quantum communication, sensing, and computing. KT highlighted domestic and international quantum communication technology trends, KRISS presented insights into quantum sensing, and SKT showcased industrialization cases and trends within the quantum information technology sector.

"Industry-oriented information standardization activities are crucial to rapidly revitalizing the quantum industry's ecosystem, which is still in its early stages of industrialization," said Director General, Sunhak Cho of MSIT. "We expect QuINSA, launched under Korea's leadership, to become an internationally recognized information standardization body and play a pivotal role in developing global quantum information technology and creating an ecosystem."

Olivier Roussy Newton, CEO of BTQ Technologies, commented, "Joining QuINSA as a founding member is a testament to BTQ's commitment to pioneering advancements in quantum technology. We are excited to collaborate with global leaders to establish standards that will shape the future of quantum innovation and ensure its secure and sustainable development."

About QuINSA

QuINSA is an industry-led international information-based standardization organization for the quantum information technology industry. It will play a crucial role in:

- Developing international standard proposals for various quantum technologies

- Analyzing global standardization trends in quantum information technology

- Identifying use cases and promoting industrialization

- Cooperating with international standardization organizations

For more information please visit http://www.qs.or.kr/niabbs5/index.php

About BTQ

BTQ was founded by a group of post-quantum cryptographers with an interest in addressing the urgent security threat posed by large-scale universal quantum computers. With the support of leading research institutes and universities, BTQ is combining software and hardware to safeguard critical networks using unique post-quantum services and solutions.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.